November 8, 2018

Matt Bronfman
Chief Executive Officer
Jamestown Atlanta Invest 1, LLC
675 Ponce de Leon Avenue, NE
7th Floor
Atlanta, GA 30308

       Re: Jamestown Atlanta Invest 1, LLC
           Draft Offering Statement on Form 1-A
           Submitted October 12, 2018
           CIK No. 0001751158

Dear Mr. Bronfman:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A (DOS) filed October 12, 2018

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
 Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany 8, 2018
November NameJamestown Atlanta Invest 1, LLC
November 8, 2018 Page 2
Page 2
FirstName LastName
2. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-552-5777.
3. Please clarify if your manager, sponsor and their affiliates may purchase shares in the offering and if such purchases will count toward meeting the minimum offering requirement. If so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455,
         Question 79 (Mar. 3, 1983).
4. On page 20 you state that the subscription proceeds held in a segregated account may be subject to bankruptcy proceedings in the event your sponsor were to declare bankruptcy.
         Please provide your analysis as to how the segregated account complies with the requirement that funds in escrow be held for the benefit of potential purchasers until the contingency occurs, as required by Exchange Act Rule 15c2-4.
Cover Page

5. Please revise to specify the date upon which the offering will terminate. Additionally, we note your disclosure that North Capital Private Securities will serve as your broker-dealer.
         Please revise the table to disclose any commissions to be paid by you per share in connection with this offering, whether directly or indirectly through your Manager through the Fund Administration Fee or otherwise. In this regard, we note your disclosure that your manager will pay this fee. However, on page ix, you state that you will reimburse your manager for fees and expenses paid to third parties. Please clarify if this includes the fees paid to your broker-dealer. In addition, on page viii, you explain that you will pay your Manager a Fund Administration Fee for certain administration, organization and offering costs, and specifically reference the broker-dealer fee. Refer to the
         Instructions to Item 1(e) of Part II of Form 1-A. Additionally, if you will reimburse your
         Manager for payments to your broker-dealer, please revise your use of proceeds to reflect this on page 43.
6. Since you refer to the issuer as the "Fund," please revise your cover page to state that you are not an investment company and investors will not have the protections provided under the Investment Company Act of 1940.
7. Please revise to clarify if "Jamestown" is intended to refer to your sponsor, Jamestown,
         L.P.
 Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany 8, 2018
November NameJamestown Atlanta Invest 1, LLC
November 8, 2018 Page 3
Page 3
FirstName LastName
What competitive advantages do we achieve ...?, page ii

8. We note your disclosure that your sponsor may provide you with additional equity capital up to $20,000,000. Please clarify whether your sponsor is obligated to provide this additional capital and file the agreement as an exhibit if appropriate. Further, we note that the sponsor will purchase shares at NAV. Please clarify if your sponsor may purchase at
         NAV if NAV is less than $10, or alternatively, if your sponsor will pay the same price as investors in the offering. To the extent your sponsor may purchase at an amount below
         $10, please add risk factor disclosure regarding the potential for dilution.
How will your NAV per share be calculated?, page iv

9. We note your disclosure that your valuation expert will not be responsible for your NAV.
         Please revise your disclosure here and on page 78 to clarify who will be responsible for making the final determination.
Questions and Answers about this Offering
What is your contemplated ownership structure?, page v

10. Please revise the table to include the 50,000 shares of common stock the Sponsor committed to purchase.
Questions and Answers about this Offering
Will I have the opportunity to redeem my common shares?, page vi

11. Please revise the effective redemption price in the table to take into account the
         Participation Allocation. In this regard, your disclosure following the table indicates that proceeds to investors from any redemption will be further reduced by the Participation
         Allocation payable to the Manager. Also revise throughout to clarify that investors will not receive "the same price" paid for the common shares if redeemed during the
         Introductory Period.
Questions and Answers about this Offering
How long will this fund last?, page xiii

12. Please revise your disclosure to clarify that you are not required to pursue a liquidity event and that investors may have to hold their shares indefinitely. Investment Objectives, page 1

13. Please provide support for the statement that your commercial real estate holdings will have lower volatility than listed public real estate companies. Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany 8, 2018
November NameJamestown Atlanta Invest 1, LLC
November 8, 2018 Page 4
Page 4
FirstName LastName
Jamestown Atlanta Invest 1, LLC, page 1

14. You refer to your website at www.jamestownlp.com, however, that website appears to be that of your Sponsor's in that it references Jamestown being established in 1983 whereas you are a newly organized company. Please revise to clarify if that is your Sponsor's website.
Management Compensation, page 4

15. Please provide a hypothetical example of how your participation allocation will be calculated.
Offering Summary
Valuation Policies, page 9

16. You state that if your Manager learns of a material event that occurs in between quarterly updates of NAV that could cause your NAV to change by 5% or more you will disclose the event and the updated NAV, "to the extent a change in the NAV can be determined,"
         in an offering circular supplement and will update the NAV information on your website.
         Please revise to affirmatively state that there will be an accelerated valuation in this situation or explain how you may be unable to determine a change in NAV after determining that NAV could change by more than 5%.
Risk Factors, page 14

17. We note that your investors will have very limited voting rights. Please add risk factor disclosure that your manager will have the ability to make decisions regarding (i)
         changing your targeted class of investments without shareholder notice or consent, (ii)
         making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to itself, (iii) employment decisions, including compensation arrangements; and (iv) whether to enter into material transactions with related parties.
Estimated Use of Proceeds, page 43

18. Please revise to reflect the organization and offering expenses you will reimburse your
         Manager for through the Fund Administration Fee.
Management, page 44

19. We note that your manager may only be removed for cause by a super majority vote of the shareholders. Please clarify if the vote of your sponsor or other affiliates will count toward the determination of whether your manager may be removed. Please add risk factor disclosure as appropriate.
 Matt Bronfman
FirstName LastNameMatt 1, LLC
Jamestown Atlanta Invest Bronfman
Comapany 8, 2018
November NameJamestown Atlanta Invest 1, LLC
November 8, 2018 Page 5
Page 5
FirstName LastName
Management
Executive Officers of our Sponsor, page 45

20. Please revise to provide the ages of your Sponsor's officers that perform policy making functions for the issuer.
Management Compensation, page 49

21. Please revise to clarify if, after you break escrow, the Fund Administration Fee will be calculated as a percentage of NAV of securities sold during a particular quarter, as opposed to total NAV. In addition, please disclose if there is a maximum amount payable for organizational and offering expenses pursuant to this fee. Conflicts of Interest, page 54

22. Please clarify how many funds are still raising money and how much other funds with similar investment objectives have available to invest.
23. We note that the Premier Fund and the German Retail Funds have the first right to any investment opportunity. Please revise the forefront of your offering circular and your risk factor section to highlight that all investment opportunities will be allocated first to other funds operated by your Sponsor. .
24. On page 55 you describe how your Sponsor's personnel and your Investment Committee members are also devoted to multiple other funds and projects. You also refer to the fiduciary obligations of your Sponsor or Investment Committee members may have to other Jamestown funds and investors. Please balance your disclosure by highlighting that your Sponsor and Investment Committee members do not owe fiduciary duties to the issuer and ensure the resulting risks are clearly disclosed. Description of Common Shares
Quarterly Redemption Plan, page 79

25. Please revise your disclosure to clarify how shares will be redeemed if the quota for the quarter or year is reached. Additionally, if a significant number of shareholders request redemption, including individuals who are still in the "introductory period," please clarify whether the shareholders requesting redemption during the introductory period will receive precedence if your quota for the year or quarter is reached. If more shareholders request redemption during the introductory period than your quota will permit, please clarify how this request will be treated. For example, if you need to carry over the request to the next quarter, please clarify whether these shareholders will still receive their full purchase price or whether these requests will be treated as being made in the following period, and therefore based on NAV and subject to reduction.
 Matt Bronfman
Jamestown Atlanta Invest 1, LLC
November 8, 2018
Page 6
Financial Statement
Independent Auditor's Report, page F-2

26. We note your audit opinion does not appear to conform to the format outlined within
      PCAOB Auditing Standards 3101. Please consult with your independent auditors and revise accordingly.
       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Kim McManus at 202-551-3215 with any other questions.



                                                        Sincerely,

FirstName LastNameMatt Bronfman                         Division of Corporation
Finance
                                                        Office of Real Estate
and
Comapany NameJamestown Atlanta Invest 1, LLC
                                                        Commodities
November 8, 2018 Page 6
cc:       C. Spencer Johnson III, Esq.
FirstName LastName